UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company)

LEAPFROG ENTERPRISES, INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52186N106

Class A Common Stock

None

Class B Common Stock

(CUSIP Number of Class of Securities)

Roberta L. Lattuga

Senior Vice President and General Counsel

LeapFrog Enterprises, Inc.

6401 Hollis Street, Suite 100

Emeryville, California 94608

(510) 420-5000

(Name,  address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

John W. Campbell

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) initially filed on March 3,2016 with the Securities and Exchange Commission by LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”). The Schedule 14D-9 relates to the tender offer by Bonita Merger Sub, L.L.C. a Delaware limited liability company (“Acquisition Sub”), a wholly owned direct subsidiary of VTech Holdings USA, L.L.C. (“VTech USA”), a wholly owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“VTech” and collectively with Acquisition Sub and VTech USA, the “Offerors”), to purchase any and all of the outstanding shares of the Company’s Class A common stock, par value $0.00001 per share and Class B common stock, par value $0.00001 per share (the Class A common stock and Class B common stock referred to collectively as the “Shares”), at a purchase price of $1.00  per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.    Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented as follows:  On March 11, 2016 the Company distributed to its employees an email addressing questions concerning the mechanics of the tender offer process.  The full text of the email is filed as Exhibit (a)(1)(H) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(1)(G), the following text:

(a)(1)(H)                                                E-mail dated March 11, 2016 from Robert Lattuga to LeapFrog employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: March 11, 2016

LEAPFROG ENTERPRISES, INC.

	By:	/s/ RAYMOND L. ARTHUR

		Name:	Raymond L. Arthur
		Title:	Chief Financial Officer